Scythian Announces Strategic Sale of Latin American and Caribbean Assets in $193,000,000 Deal to Aphria

Sale of Assets Transforms Scythian Into a Highly Liquid and Well Capitalized Company with Over

$200 million in Cash and Marketable Securities on Hand

Allows for Additional Transactions in Line with Scythian’s Strategic Transformation to a Global Cannabis Leader

Toronto, ON – July 17, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that it has entered into a strategic deal with Aphria Inc. (TSX:APH) (“Aphria”), a leading global cannabis company, for Aphria to acquire Scythian’s Latin American and Caribbean assets. It is expected that the Company’s strategic relationship with Aphria will provide leverage for early stage investments in emerging international markets.

Pursuant to a definitive share purchase agreement (the “Agreement”), Aphria will acquire 100% of the issued and outstanding common shares of LATAM Holdings Inc., a direct, wholly-owned subsidiary of Scythian, which following the closing of previously announced transactions will own licenses and other assets held through subsidiaries in Argentina, Colombia and Jamaica (the “Transaction”).

As a result of the Transaction, Aphria will indirectly acquire the following interests:

●	100% of Marigold Acquisitions Inc., an entity which owns 100% of Hampstead Holdings Ltd., a Bermuda incorporated entity, which owns 49% of Marigold Projects Jamaica Limited, which has received licenses to cultivate and conditional licenses to process, sell and provide therapeutic or spa services using cannabis products in Jamaica;
●	100% of ABP, S.A., an Argentinean pharmaceutical import and distribution company, currently licensed for the importation of CBD oil; and
●	90% of Colcanna S.A.S., a Colombian medical cannabis producer, currently licensed for cultivation and importation of CBD, extraction, production, research and exportation of medical cannabis products,

(collectively, the “Target Corporations”).

Scythian will also grant Aphria a right to purchase from Scythian, in one or more separate tranches, up to 90% of the issued and outstanding common shares of an entity in Brazil (which Scythian is currently seeking to acquire) at terms to be agreed upon.

Aphria will issue CAD $193 million in shares to Scythian and assume USD $1 million in aggregate liabilities of the Target Corporations owing to Scythian (the “Consideration”) resulting in Scythian having well over $ 200 million in cash and marketable securities on hand. The substantial liquidity provided by the Transaction will enable additional potential transactions that underpin Scythian’s strategic transformation towards enhancing its global cannabis foundation.

Equipped with a vast network of expert cannabis cultivators and industrial-scale production facilities, Aphria is uniquely qualified to build upon the solid framework and impactful leadership that Scythian has established in the Latin American and Caribbean markets. Aphria has perfected its ability to grow safe, pharma-grade, flower to scale that enable the bringing of top cannabis products to researchers and patients across the globe.

Aphria’s strong foundation is coupled with a drive to achieve sustainable long-term international growth that balances patient economics with expansion efforts. As Scythian continues to enter untapped medical cannabis markets and successfully establish its presence abroad, Aphria’s commercial greenhouse capabilities and pharmaceutical quality standards will grow emerging markets to meet the growing global demand for research-backed cannabis treatments.

“Scythian’s early stage strategic investments in some of the world’s leading markets outside of Canada have fast tracked our positioning and reputation as a global cannabis leader,” said Scythian CEO Rob Reid. “It therefore feels fitting to exit our Latin American and Caribbean assets to one of the world’s leading operators. This timely strategic move allows Aphria to leverage Scythian’s first mover progress in the region while expanding on their own global reach and scope.”

Additional Transaction Details

Scythian’s board of directors (the “Board”) has, after receiving legal and financial advice, unanimously approved the Transaction. In so doing, it unanimously determined that the entering into of the Agreement is in the best interests of Scythian. The Board also unanimously determined to recommend that shareholders of Scythian (other than Aphria and its affiliates) vote their common shares in favour of the Transaction.

The Board was advised on the Transaction by Clarus Securities Inc. and has received an opinion from them that the Consideration payable to Scythian pursuant to the Transaction is fair, from a financial point of view, to Scythian. The Board has also received a formal valuation prepared in accordance with the requirements under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) for related party transactions (as Aphria is a related party of Scythian) and a fairness opinion from Haywood Securities Inc. indicating that the fair market value of the issued and outstanding common shares of LATAM Holdings Inc. is in the range of CAD $180 million to CAD $200 million and that the Consideration payable to Scythian pursuant to the Transaction is fair, from a financial point of view, to Scythian.

Scythian will hold a special meeting of shareholders no later than September 15, 2018 to consider the Transaction. In order for the Transaction to proceed, it must be approved by not less than a simple majority of the votes cast by shareholders at the meeting and a simple majority of the votes cast by shareholders at the meeting excluding for this purpose votes attached to common shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (i.e. majority of the minority approval).

Certain directors, officers and shareholders of Scythian, collectively holding approximately 40% of Scythian’s common shares, have entered into support and voting agreements pursuant to which they intend to vote all of their common shares in favour of the Transaction and against any resolution submitted by any other shareholder that is inconsistent therewith. These are irrevocable hard lock-ups (i.e. they cannot be terminated in the event of a superior proposal).

The Transaction is subject to a number of other closing conditions, including the closing by Scythian of the previously announced transactions to acquire interests in the Target Corporations, entry by Scythian into a three-year non-competition and confidentiality agreement with Aphria in respect of Argentina, Colombia and Jamaica, the entry into employment and/or consulting agreements by certain employees and consultants of the Target Corporations, and various regulatory and stock exchange approvals. The Agreement also provides for, among other things, a non-solicitation covenant on the part of Scythian, as well as a “fiduciary out” provision that entitles Scythian to consider and accept a superior proposal, and a right in favour of Aphria to match any superior proposal. If the Agreement is terminated in certain circumstances, including if Scythian enters into a definitive agreement with respect to a superior proposal, Aphria is entitled to a break-fee payment of $5.8 million. A copy of the Agreement will be available under Scythian’s profile on SEDAR at www.sedar.com.

Further information regarding the Transaction will be included in an information circular to be mailed to Scythian shareholders in due course and in Scythian’s material change report in respect of the announcement of the Transaction, each of which will be filed with the Canadian securities regulators and will be available on SEDAR. The Transaction is expected to close on or prior to September 30, 2018 or such later date as provided in the Agreement.

Financial and Legal Advisors

Gowling WLG (Canada) LLP acted as legal counsel to Scythian. Haywood Securities Inc. provided a fairness opinion and a valuation under MI 61-101 and Clarus Securities Inc. acted as financial advisor to the Board of Directors of Scythian and provided a fairness opinion.

Stikeman Elliott LLP acted as legal counsel to Aphria. Cormark Securities Inc. is providing a fairness opinion and acted as financial advisor to the Board of Directors of Aphria.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in the founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

About Scythian Biosciences Corp.

Scythian is an international cannabis company with a focus on the world’s leading markets outside of Canada. Its fast tracked growth has come through a number of strategic investments and regional partnerships in cultivation, distribution and branded products across Europe, United States, South America and the Caribbean. These significant endeavors complement the company’s R&D partnerships with some of the world’s leading universities. It is this comprehensive approach that is positioning Scythian as a future global frontrunner in the medical cannabis industry.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the terms and conditions of the proposed Transaction, that the strategic relationship with Aphria will further the Company’s early stage investments in emerging international markets, the impact of the Transaction on the Company’s balance sheet and marketable assets; the Company’s aim to use its increased liquidity to pursue additional transactions to support the Company’s transformation into a global cannabis enterprise; the Company continuing to explore medical cannabis markets abroad; Aphria’s ability to meet the demand for medical cannabis products in emerging markets; and the special meeting of the Company’s shareholders to consider the Transaction.

In developing the forward-looking information, the Company has assumed, among other things, that the cultivation, distribution and use of medical cannabis products will continue to become legal in a growing number of international jurisdictions, that the global market demand for medical cannabis products will continue to grow and that Aphria remains and will remain a leader in cultivating and distributing pharmaceutical grade cannabis products in Canada and other markets.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: that a regulatory approval that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated including the applicable stock exchange approvals; that the Company is unable to complete the acquisition of the Target Corporations or to do so on a timely basis; and that the Company fails to obtain the necessary shareholder approval in accordance with applicable securities laws.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; competition; reliance on management; requirements for additional financing; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.